Exhibit 4

Royal Olympic Cruise Lines Fails NASDAQ Listing Test

PIRAEUS, May 7, 2004 – Royal Olympic Cruise Lines (Nasdaq, ROCLF) announced today that pursuant to a letter dated May 4, 2004 received from The Nasdaq Stock Market, Inc., the company will be de-listed from the NASDAQ National Market at the opening of business on May 13, 2004.

On February 3, 2004, NASDAQ staff notified the Company that its common shares had not maintained a minimum market value of publicly held shares (“MVPHS”) of $5 million over the previous 30 consecutive trading days, and, as a result, did not comply with Marketplace Rule 4450(a)(2)1 (the “Rule”). Therefore in accordance with Marketplace Rule 4450(e)(l), the Company was provided 90 calendar days, or until May 3, 2004, to regain compliance with the Rule.

The Company has not regained compliance in accordance with Marketplace Rules 4450(e)(l). As a result its securities will be de-listed from The NASDAQ National Market at the opening of business on May 13, 2004.

Royal Olympic Cruise Lines is currently operating two cruise ships under the protection of Article 45 of the Greek Courts.  Discussions with creditors and lenders continue and the company continues to seek capital needed to continue operations of the company.

This press release contains forward looking statements. Forward looking statements can be identified in many cases by the use of terms such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “continue”, or other terms. These statements are based on assumptions that are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control and may cause our business activities and results, including the results of any discussion between Royal Olympic and creditors of the debtors, to be materially different from those that are implied by the forward-looking statements.  Although we believe that the expectation expressed in our forward-looking statement are reasonable, we cannot assure you of any further business activity or result.

For further information, please contact:

Jim Lawrence

Tel: 203 406 0106 ext 13